NEWS

Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

FOR IMMEDIATE RELEASE

Cellebrite Announces Filing of a Registration Statement on Form F-4 in connection with its Proposed Business Combination with TWC Tech Holdings

PETAH TIKVA, Israel -- Cellebrite DI Ltd. (“Cellebrite”), the global leader in Digital Intelligence solutions for the public and private sectors, today announced that it has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (the “Registration Statement”), which contains a preliminary proxy statement/prospectus, in connection with the previously announced proposed business combination with TWC Tech Holdings II Corp. (“TWC Tech Holdings”), a publicly traded special purpose acquisition company (the “Business Combination”). While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Cellebrite and TWC Tech Holdings, as well as the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus as well as other relevant documents will be mailed to shareholders of TWC Tech Holdings as of a record date to be established for voting on the Business Combination.

TWC Tech Holdings’ Class A common stock is currently traded on Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “TWCT.” In connection with the closing of the Business Combination, subject to approval, Cellebrite intends to apply to have its ordinary shares listed on Nasdaq under the new ticker symbol “CLBT.” Completion of the Business Combination, expected in the second or third quarter of 2021, is subject to approval by Cellebrite’s and TWC Tech Holdings’ shareholders, respectively, satisfaction or waiver of the closing conditions identified in the merger agreement, the Registration Statement being declared effective by the SEC, and other customary closing conditions.

About Cellebrite

Cellebrite’s mission is to enable its customers to protect and save lives, accelerate justice and preserve privacy in communities around the world. Cellebrite is the global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations to master the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies in more than 140 countries, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com and https://www.cellebrite.com/en/investors/.

About TWC Tech Holdings II Corp.

TWC Tech Holdings II Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. TWC Tech Holdings raised $600 million in its initial public offering in September 2020. TWC Tech Holdings securities are listed on Nasdaq under the ticker symbols “TWCT,” “TWCTU” and “TWCTW.”

About True Wind Capital

True Wind Capital is a San Francisco-based private equity firm focused on investing in leading technology companies. True Wind has a broad investing mandate, with deep industry expertise across software, tech-enabled services, and hardware.

Caution Regarding Forward Looking Statements

Certain statements in this press release are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Cellebrite. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Cellebrite and its management, are inherently uncertain. Such forward-looking statements may include estimated financial information. Such-forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of TWC Tech Holdings, Cellebrite or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination; (2) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Cellebrite and TWC Tech Holdings or other conditions to closing; (3) the ability to meet Nasdaq’s listing standards following the completion of the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations of Cellebrite as a result of the announcement; (5) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Cellebrite. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TWC Tech Holdings and Cellebrite undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. None of TWC Tech Holdings or Cellebrite undertakes any duty to update these forward-looking statements except as may be required by law.

Additional Information

This communication is being made in respect of the Business Combination involving Cellebrite and TWC Tech Holdings. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the Business Combination, Cellebrite has filed with the SEC the Registration Statement that includes a proxy statement of TWC Tech Holdings in connection with TWC Tech Holdings’ solicitation of proxies for the vote by TWC Tech Holdings’ shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement. Cellebrite and TWC Tech Holdings also plan to file other documents with the SEC regarding the Business Combination and a proxy statement/prospectus will be mailed to holders of shares of TWC Tech Holdings’ Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. The proxy statement/prospectus, as well as other filings containing information about Cellebrite and TWC Tech Holdings will be available without charge at the SEC’s website (http://www.sec.gov), or at Cellebrite’s website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

Participants in the Solicitation

Cellebrite and TWC Tech Holdings and their respective directors and officers may be deemed participants in the solicitation of proxies of TWC Tech Holdings shareholders in connection with the Business Combination. TWC Tech Holdings shareholders, Cellebrite’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Cellebrite and TWC Tech Holdings at Cellebrite’s website at www.cellebrite.com, or in TWC Tech Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TWC Tech Holdings’ shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the proxy statement/prospectus filed with the SEC in connection with the Business Combination.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Cellebrite, TWC Tech Holdings or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Contacts

For Cellebrite:

Media

Adam Jaffe

VP of Global Communications

adam.jaffe@cellebrite.com

+1 973 206 7643

Investors

Anat Earon-Heilborn

VP, Investor Relations

+972 73 394 8440

investors@cellebrite.com

For TWC Tech Holdings:

Jonathan Gasthalter/Nathaniel Garnick

Gasthalter & Co.

TWCT@gasthalter.com

+1 (212) 257-4170

4